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                            March 30, 2021

       Neil Sorahan
       Chief Financial Officer
       Ryanair Holdings plc
       c/o Ryanair DAC
       Dublin Office
       Airside Business Park, Swords
       County Dublin, K67 NY94, Ireland

                                                        Re: Ryanair Holdings
plc
                                                            Form 20-F for
Fiscal Year Ended March 31, 2020
                                                            July 28, 2020
                                                            Form 6-K Filed on
February 1, 2021
                                                            000-29304

       Dear Mr. Sorahan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 6-K Filed February 1, 2021

       Third Quarter Results for Fiscal Year 2021, page 1

   1. Please refer to Regulation G and address the following Non-IFRS issues related to your interim income
statement for the 2021 fiscal year:

                                                              Appropriately
label your non-IFRS measures. For example, label the Q3 loss of    306
                                                            million presented
in the heading and first sentence of your earning release as non-
                                                            IFRS. Similarly,
label the appropriate columns of your reconciliation as non-IFRS.
                                                              Present the
comparable IFRS measure alongside any non-IFRS measures presented.
                                                              Present a
reconciliation of your non-IFRS measures that begins with the IFRS measure, then adds
or subtracts adjustments to arrive at the non-IFRS measures.
 Neil Sorahan
Ryanair Holdings plc
March 30, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yong Kim, Staff Accountant, at (202) 551 - 3323 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551 - 3752 with any questions.



                                                          Sincerely,
FirstName LastNameNeil Sorahan
                                                          Division of
Corporation Finance
Comapany NameRyanair Holdings plc
                                                          Office of Energy &
Transportation
March 30, 2021 Page 2
cc:       David I. Gottlieb
FirstName LastName